UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): March 31, 2022

Landa App LLC

(Exact name of issuer as specified in its charter)

Delaware	85-1099443
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6 W. 18th Street

New York, NY 10011

(Address of principal executive offices)

646-905-0931

(Issuer’s telephone number, including area code)

Membership Interests:

Landa App LLC - 1394 Oakview Circle Forest Park GA LLC	Landa App LLC - 7349 Exeter Court Riverdale GA LLC
Landa App LLC - 1701 Summerwoods Lane Griffin GA LLC	Landa App LLC – 8645 Embrey Drive Jonesboro GA LLC
Landa App LLC - 1741 Park Lane Griffin GA LLC	Landa App LLC - 8780 Churchill Place Jonesboro GA LLC
Landa App LLC - 1703 Summerwoods Lane Griffin GA LLC	Landa App LLC - 8796 Parliament Place Jonesboro GA LLC
Landa App LLC – 1712 Summerwoods Lane Griffin GA LLC	Landa App LLC - 8641 Ashley Way Douglasville GA LLC
Landa App LLC - 1743 Summerwoods Lane Griffin GA LLC	Landa App LLC - 8651 Ashley Way Douglasville GA LLC
Landa App LLC - 1750 Summerwoods Lane Griffin GA LLC	Landa App LLC - 8652 Ashley Way Douglasville GA LLC
Landa App LLC - 4267 High Park Lane East Point GA LLC	Landa App LLC - 8653 Ashley Way Douglasville GA LLC
Landa App LLC - 4474 Highwood Park Drive East Point GA LLC	Landa App LLC - 8654 Ashley Way Douglasville GA LLC
Landa App LLC - 8569 Creekwood Way Jonesboro GA LLC	Landa App LLC - 8655 Ashley Way Douglasville GA LLC
Landa App LLC - 9439 Lakeview Road Union City GA LLC	Landa App LLC - 8659 Ashley Way Douglasville GA LLC
Landa App LLC - 10167 Port Royal Court Jonesboro GA LLC	Landa App LLC - 8662 Ashley Way Douglasville GA LLC
Landa App LLC - 1246 Elgin Way Riverdale GA LLC	Landa App LLC - 8668 Ashley Way Douglasville GA LLC
Landa App LLC - 1910 Grove Way Hampton GA LLC	Landa App LLC - 8670 Ashley Way Douglasville GA LLC
Landa App LLC - 593 Country Lane Jonesboro GA LLC	Landa App LLC - 8674 Ashley Way Douglasville GA LLC
Landa App LLC - 6436 Stone Terrace Morrow GA LLC	Landa App LLC - 8675 Ashley Way Douglasville GA LLC
Landa App LLC - 6440 Woodstone Terrace Morrow GA LLC	Landa App LLC - 8677 Ashley Way Douglasville GA LLC
Landa App LLC - 6848 Sandy Creek Drive Riverdale GA LLC	Landa App LLC - 8678 Ashley Way Douglasville GA LLC
Landa App LLC - 687 Utoy Court Jonesboro GA LLC	Landa App LLC - 8679 Ashley Way Douglasville GA LLC
Landa App LLC - 729 Winter Lane Jonesboro GA LLC	Landa App LLC - 8683 Ashley Way Douglasville GA LLC

(Title of each class of securities issued pursuant to Regulation A)

Item 1. Fundamental Changes

The following table updates certain information provided in the Master Series Table regarding the properties set forth below (the “Properties” and each a “Property”).

New Lease Agreements and Renewals

The following lease agreements (each, a “Lease Agreement”) were either renewed or entered into with a tenant on the terms set forth in the table below.

Series	Address	Lease Commencement Date	Monthly Rental Income (1)	Lease Expiration Date (2)

Landa App LLC - 4474 Highwood Park Drive East Point GA LLC	4474 Highwood Park Drive, Atlanta, GA, 30344	April 1, 2022	$1,350	March 31, 2023
Landa App LLC - 6848 Sandy Creek Drive Riverdale GA LLC	6848 Sandy Creek Drive, Riverdale, GA, 30274	April 1, 2022	$1,350	March 31, 2023

(1)	The Monthly Rental Income reflects the monthly rental payment set forth in the Lease Agreement.

(2)	After the Lease Expiration Date, the Lease Agreement will become a month-to-month lease, unless the tenant provides written notice at least thirty (30) days prior to the Lease Expiration Date of an intention to terminate the Lease Agreement.

The foregoing is a summary of the terms of the applicable Lease Agreements and does not purport to be a complete description of such terms. This summary is qualified in its entirety by reference to the applicable Lease Agreements, which are filed as Exhibits 6.1 and 6.2 to this report.

Lease Non-Renewals

The tenant occupying the Property located at 1910 Grove Way, Hampton, GA, 30228 informed Landa Holdings, Inc., as manager (the “Manager”), that they do not intend on renewing the Lease Agreement. As of the date of this report, the Manager has not identified a new tenant to enter into a Lease Agreement for this Property. This Property will not earn any income and the Manager will not earn its Management Fee until the Manager enters into a new Lease Agreement with a tenant for this Property.

Item 9. Other Events

Distribution Declaration

On March 31, 2022, the Manager, as manager to each of the following series (each a “Series” and collectively the “Series”) of the Company, declared a cash distribution (the “Distribution”) for such Series for the period between March 1, 2022 to March 31, 2022, 2022 (the “Distribution Period”), in the amount set forth in the table below. Distributions, if payable, were paid to holders commencing on April 1, 2022.

For Shares purchased during the Distribution Period, holders of such Shares will be eligible to receive distributions (rounded to the nearest cent) calculated on a pro-rata basis, based on the number of days in the applicable Distribution Period that such Holder owned such Shares.

Series	Cash Available for Distribution	Distribution per Share(1)
Landa App LLC - 10167 Port Royal Court Jonesboro GA LLC	$396.00	$0.039600
Landa App LLC - 1246 Elgin Way Riverdale GA LLC	$442.19	$0.044219
Landa App LLC - 1394 Oakview Circle Forest Park GA LLC	$370.21	$0.037021
Landa App LLC - 1701 Summerwoods Lane Griffin GA LLC	$422.77	$0.042277
Landa App LLC - 1703 Summerwoods Lane Griffin GA LLC	$304.20	$0.030420
Landa App LLC - 1712 Summerwoods Lane Griffin GA LLC	$278.82	$0.027882
Landa App LLC - 1741 Park Lane Griffin GA LLC	$219.76	$0.021976
Landa App LLC - 1743 Summerwoods Lane Griffin GA LLC	$285.07	$0.028507
Landa App LLC - 1750 Summerwoods Lane Griffin GA LLC	$200.07	$0.020007
Landa App LLC - 1910 Grove Way Hampton GA LLC(2)	-	-
Landa App LLC - 4267 High Park Lane East Point GA LLC	$252.86	$0.025286
Landa App LLC - 4474 Highwood Park Drive East Point GA LLC	$227.94	$0.022794
Landa App LLC - 593 Country Lane Drive Jonesboro GA LLC	$355.07	$0.035507
Landa App LLC - 6436 Stone Terrace Morrow GA LLC	$353.24	$0.035324
Landa App LLC - 6440 Woodstone Terrace Morrow GA LLC	$431.82	$0.043182
Landa App LLC - 6848 Sandy Creek Drive Riverdale GA LLC	$448.62	$0.044862
Landa App LLC - 687 Utoy Court Jonesboro GA LLC	$361.22	$0.036122
Landa App LLC - 729 Winter Lane Jonesboro GA LLC	$412.54	$0.041254
Landa App LLC - 7349 Exeter Court Riverdale GA LLC	$443.86	$0.044386
Landa App LLC - 8569 Creekwood Way Jonesboro GA LLC	$275.93	$0.027593
Landa App LLC - 8641 Ashley Way Douglasville GA LLC	$309.43	$0.030943
Landa App LLC - 8645 Embrey Drive Jonesboro GA LLC	$439.82	$0.043982
Landa App LLC - 8651 Ashley Way Douglasville GA LLC	$456.05	$0.045605
Landa App LLC - 8652 Ashley Way Douglasville GA LLC	$359.27	$0.035927
Landa App LLC - 8653 Ashley Way Douglasville GA LLC	$399.50	$0.039950
Landa App LLC - 8654 Ashley Way Douglasville GA LLC	$413.36	$0.041336
Landa App LLC - 8655 Ashley Way Douglasville GA LLC	$406.57	$0.040657
Landa App LLC - 8659 Ashley Way Douglasville GA LLC	$321.37	$0.032137
Landa App LLC - 8662 Ashley Way Douglasville GA LLC	$369.99	$0.036999
Landa App LLC - 8668 Ashley Way Douglasville GA LLC	$330.52	$0.033052
Landa App LLC - 8670 Ashley Way Douglasville GA LLC	$341.59	$0.034159
Landa App LLC - 8674 Ashley Way Douglasville GA LLC(3)	$374.00	$0.037400
Landa App LLC - 8675 Ashley Way Douglasville GA LLC	$344.42	$0.034442
Landa App LLC - 8677 Ashley Way Douglasville GA LLC	$455.27	$0.045527
Landa App LLC - 8678 Ashley Way Douglasville GA LLC	$228.01	$0.022801
Landa App LLC - 8679 Ashley Way Douglasville GA LLC	$357.87	$0.035787
Landa App LLC - 8683 Ashley Way Douglasville GA LLC	$385.78	$0.038578
Landa App LLC - 8780 Churchill Place Jonesboro GA LLC	$515.08	$0.051508
Landa App LLC - 8796 Parliament Place Jonesboro GA LLC	$414.59	$0.041459
Landa App LLC - 9439 Lakeview Road Union City GA LLC	$215.99	$0.021599

(1)	Each Share represents a 1/10,000th interest in the Distribution.

(2)	The tenant occupying this Property has not paid their rent for the month of March and is voluntarily vacating the Property effective March 31, 2022. The Manager has determined that this Series does not have sufficient amounts (including any amounts in its Reserves) and will not be able to pay a Distribution to the holders of this Series’ Shares for this Distribution Period. As of the date of this report, the Manager has not identified a new tenant to enter into a Lease Agreement for this Property. This Property will not earn any income and the Manager will not earn its Management Fee until the Manager enters into a new Lease Agreement with a tenant for this Property.

(3)	The tenant occupying this Property has not paid their rent for the month of March and is vacating the Property effective March 31, 2022. The Manager, acting in its sole discretion, is using a portion of its Reserve (as defined in our Offering Circular available on the SEC’s website dated January 7, 2022 (the “Offering Circular”)) to pay holders of this Series’ Share a Distribution.

For any additional information regarding the Shares discussed herein, shareholders should refer to the Offering Circular. Further information detailing the calculation of cash available for distribution for each Series is available on the Landa Mobile App.

EXHIBITS

The following exhibits are filed herewith:

Exhibit No.	Description
6.1	Lease Agreement for 4474 Highwood Park Drive, Atlanta, GA, 3034
6.2	Lease Agreement for 6848 Sandy Creek Drive, Riverdale, GA, 3027

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 5, 2022

LANDA APP LLC

	By:	Landa Holdings, Inc.,
its Manager

	By:	/s/ Yishai Cohen
	Name:	Yishai Cohen
	Title:	Chairman, Chief Executive Officer, and President

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